Mail Stop 4561

July 12, 2006

Leo F. Wells, III
President
Wells Timber Real Estate Investment Trust, Inc.
6200 The Corners Parkway
Norcross, Georgia 30092-3365

Re: **Wells Timber Real Estate Investment Trust, Inc.**
        Amendment No. 2 to Registration Statement on Form S-11
        Filed June 8, 2006
        File No. 333-129651

Dear Mr. Wells:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment no. 7 that the advisory agreement has been revised to provide that your advisor is not required to engage a single timber manager to assist with the selection and management of timberland properties. Please revise your disclosure in the summary and throughout the prospectus to state, if true, that your advisor may purchase timber properties before it engages a timber management company. In addition, please disclose that your advisor is under no obligation to engage a timber management company or companies. Provide conforming disclosure in the related risk factor on page 16.

2.   We note that you reserve the right to reallocate shares you are offering between the primary offering and the DRP. Please confirm to us that you will file a prospectus supplement to reflect any reallocation of shares between the primary offering and the DRP.

Board of Directors and Executive Officers, page 8

3.   We note that all of your officers and two of your directors are affiliated with Wells Capital and one of your independent directors serves on the boards of other Wells-sponsored programs. Please expand your disclosure on pages 8, 18, 35 and 54 to identify the two directors affiliated with Wells Capital and the independent director that serves on the boards of other Wells-sponsored programs.

Risk Factors, page 15

Risks Related to Conflicts of Interest, page 18

The fees we pay Wells Capital under the advisory agreement…, page 19

4.   We note your response to comment no. 9 that the advisory agreement is effective only for a term of one year from the date that the registration statement is declared effective and that fees payable under the advisory agreement may change in connection with a future renewal of the agreement. Please expand your disclosure on page 19 and in the summary and the management compensation section to include this information and state, if true, that fees may increase in connection with a future renewal of the advisory agreement.

Management, page 35

5.   We note your new directors. Please revise to disclose Mr. McCollum's business experience since December 2005 and Mr. Potts' business experience since June 2004. Refer to Item 401(e) of Regulation S-K.

Management Compensation, page 47

6.   We note the disclosure on page 47 that the compensation payable to any timber managers your advisor may engage is not included in the table since it would be paid by your advisor. Please revise your disclosure to clarify whether costs associated with hiring or retaining any timber manager could be passed through to you as "other operating expenses."

7.   We note that the asset management fee is a monthly fee equal to one-twelfth of 1.25% of the greater of the cost or value of investments. We further note the reference in the footnote on page 49, which indicates your advisor will estimate the value of all the interests you hold in properties. Please expand your disclosure to briefly describe how

the value of your investments will be determined. If the value is to be determined solely by your advisor, disclose the conflicts of interest associated with such valuation and include a corresponding risk factor, if applicable.

Business and Policies, page 62

8.   We note your statement on page 65 that you intend to practice environmentally responsible timberland management. Please expand your disclosure to describe what you mean by this statement.

Plan of Operation, page 69

9.   We note your statement on page 70 that your charter does not limit you from incurring debt until your aggregate debt would exceed 300% of your net assets, though you may exceed this limit under certain circumstances. Please expand your disclosure to describe these circumstances.

Prior Performance Summary, page 73

10.   We note that Table III for each of your prior programs reflects a portion of distributions paid to investors in 2005 as a return of capital. Please revise the prior performance summary to discuss generally the reasons for classifying distributions as a return of capital, your specific experience in 2005, and to disclose the source of funds for distributions paid in 2005 that exceeded operating cash flows.

Adverse Business Developments or Conditions, page 75

11.   We note your response to comment no. 16 that Wells Capital cannot yet determine whether these funds will produce overall positive or negative returns for their investors. Please tell us whether any Wells funds have lost money or produced a negative rate of return for investors.

12.   Please disclose the purchase price and sales price for each of the four properties that Wells programs have sold for less than their original purchase price.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Rosemarie A. Thurston, Esq. (*via facsimile*)
        Alston & Bird LLP